Exhibit 99.5

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 12 January 2006 it purchased for cancellation 130,500 of its ordinary shares at a price of 404.3008 pence per ordinary share.